Fire From Ice, Inc.
formerly Roman Acquisition Corporation
42 Brittanic Crescent
Sovereign Island, QLD, 4216
Phone: 310-994-7988
Fax: 772-539-8372

July 1, 2009

John T. Archfield
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, DC. 20549

RE: File No.: 000-52920

Dear Mr. Archfield,

Pursuant to your June 24, 2009 comment letter attached hereto please find our Amended 8-K as well as a red-lined version of our June 22, 2009 8-K/A for your review and comment under this correspondence.  We are submitting it in this manner to help assure that our disclosures are consistent with your request prior to filing it again as an 8-K/A.

On June 17, 2009, we changed our principal independent accountants.  On such date, the Company dismissed Moore and Associates, Chartered Accountants and Advisors PCAOB Registered from serving as our principal independent accountants, and retained M&K CPAS, PLLC as our principal independent accountants.  The decision to change accountants was recommended and approved by our Board of Directors. We have provided Moore and Associates, Chartered Accountants and Advisors PCAOB Registered with a copy of this expanded disclosure and have requested and obtained a letter from Moore and Associates, Chartered Accountants and Advisors PCAOB Registered addressed to the U.S. Securities and Exchange Commission pursuant to Item 304(a)(1)(iv) of Regulation S-K; subject letter is attached as exhibit 16.1 to this form 8k/A.

As you will note, Moore and Associates, Chartered Accountants and Advisors PCAOB Registered audited the financial statements from inception through October 31, 2008, and the quarter ended January 31, 2009. Except as described below, the audit reports of Moore and Associates, Chartered Accountants and Advisors PCAOB Registered on the financial statements of the Company for the period ended October 31, 2007 and 2008 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to audit scope or accounting principles. Moore and Associates, Chartered Accountants and Advisors PCAOB Registered 2008 audit report relating to the audit of the Company's financial statements for the fiscal years ended October 31, 2008, and 2007, included an emphasis paragraph relating to an uncertainty as to the Company's ability to continue as a going concern.

In connection with the audit of the Company's consolidated financial statements for the periods ended October 31, 2007 and 2008 and through the date of this current report including the interim period described above, there were: (1) no disagreements between the Company and Moore and Associates, Chartered Accountants and Advisors PCAOB Registered on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Moore and Associates, Chartered Accountants and Advisors PCAOB Registered, would have caused Moore and Associates, Chartered Accountants and Advisors PCAOB Registered to make reference to the subject matter of the disagreement in their report on the Company's financial statements for such year, and (2) no reportable events within the meaning set forth in Item 304 (a)(1)(iv)(B) of Regulation S-B or Item 304 (a)(1)(v) of Regulation S-K.

Engagement of M&K CPAS, PLLC

Prior to June 17, 2009, the date that M&K CPAS, PLLC was retained as the the Company’s principal independent accountants:
(1) The Company did not consult M&K CPAS, PLLC regarding either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements;

(2) Neither a written report nor oral advice was provided to the Company by M&K CPAS, PLLC that they concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; and

(3) The Company did not consult M&K CPAS, PLLC regarding any matter that was either the subject of a “disagreement” (as defined in Item 304(a)(1)(iv) of Regulation S-B and the related instructions) or any of the reportable events set forth in Item 304(a)(1)(iv)(B) of Regulation S-B.

Please advise if further disclosure is required.

Sincerely yours,

By: /s/ Robert Smith
Robert Smith
Corporate Secretary
Direct Ph: 772-794-2804
Fax: 772-539-8372
E-mail: rsmith@rkscapital.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT
June 29, 2009

ROMAN ACQUISITIONS CORPORATION
(Exact name of registrant as specified in its charter)

NEVADA	000-52920	26-0808384
(State or other jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer ID No.)

10/75 Waterway Drive, Golden Coast Marine Precinct
Coomera, QLD Australia 4209
(310) 994-7988
 (Address and Telephone Number of Registrant’s Principal
Executive Offices and Principal Place of Business)

____________________________________________________

(Former name or former address, if changed since last report)

INFORMATION TO BE INCLUDED IN THE REPORT

ITEM 4.01.  CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT.

On June 17, 2009, Roman Acquisition Corp. (the “Registrant”) changed its principal independent accountants.  On such date, the Registrant dismissed Moore and Associates, Chartered Accountants and Advisors PCAOB Registered from serving as the Registrant’s principal independent accountants, and retained M&K CPAS, PLLC as its principal independent accountants.  The decision to change accountants was recommended and approved by the Registrant’s Board of Directors.

Moore and Associates, Chartered Accountants and Advisors PCAOB Registered audited the financial statements from inception through October 31, 2008, and the quarter ended January 31, 2009. Except as described below, the audit reports of Moore and Associates, Chartered Accountants and Advisors PCAOB Registered on the financial statements of the Company for the period ended October 31, 2007 and 2008 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to audit scope or accounting principles. Moore and Associates, Chartered Accountants and Advisors PCAOB Registered 2008 audit report relating to the audit of the Company's financial statements for the fiscal years ended October 31, 2008, and 2007, included an emphasis paragraph relating to an uncertainty as to the Company's ability to continue as a going concern.

In connection with the audit of the Company's consolidated financial statements for the periods ended October 31, 2007 and 2008 and through the date of this current report including the interim period described above, there were: (1) no disagreements between the Company and Moore and Associates, Chartered Accountants and Advisors PCAOB Registered on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Moore and Associates, Chartered Accountants and Advisors PCAOB Registered, would have caused Moore and Associates, Chartered Accountants and Advisors PCAOB Registered to make reference to the subject matter of the disagreement in their report on the Company's financial statements for such year, and (2) no reportable events within the meaning set forth in Item 304 (a)(1)(iv)(B) of Regulation S-B or Item 304 (a)(1)(v) of Regulation S-K.

The Registrant has provided Moore and Associates, Chartered Accountants and Advisors PCAOB Registered with a copy of this expanded disclosure and has requested that Moore and Associates, Chartered Accountants and Advisors PCAOB Registered furnish it with a letter addressed to the U.S. Securities and Exchange Commission pursuant to Item 304(a)(1)(iv) of Regulation S-K. Their letter is attached as exhibit 16.1 to this form 8k/A.

The Engagement of M&K CPAS, PLLC
Prior to June 17, 2009, the date that M&K CPAS, PLLC was retained as the principal independent accountants of the Registrant:  (1) The Registrant did not consult M&K CPAS, PLLC regarding either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Registrant’s financial statements;   (2) Neither a written report nor oral advice was provided to the Registrant by M&K CPAS, PLLC that they concluded was an important factor considered by the Registrant in reaching a decision as to the accounting, auditing or financial reporting issue; and  (3) The Registrant did not consult M&K CPAS, PLLC regarding any matter that was either the subject of a “disagreement” (as defined in Item 304(a)(1)(iv) of Regulation S-B and the related instructions) or any of the reportable events set forth in Item 304(a)(1)(iv)(B) of Regulation S-B.

ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS.

(a)           Financial statements of business acquired:
None

(b)           Exhibits

NUMBER	EXHIBIT
16.1	Letter from Moore and Associates, Chartered Accountants and Advisors PCAOB Registered

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Roman Acquisition Corporation

By: /s/Robert Smith
       Robert Smith
       Corporate Secretary

Dated: June 29 , 2009

MOORE & ASSOCIATES, CHARTERED
ACCOUNTANTS & ADVISORS
PCAOB REGISTERED

June 29, 2009

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

The firm of Moore & Associates, Chartered was previously principal accountant for Roman Acquisitions Corporation (the "Company") and reported on the financial statements of the Company for the years ended October 31, 2008 and 2007 and has reviewed the quarterly financial statements through January 31, 2009.  Effective June 17, 2009, we were dismissed by the Company as principal accountants.  We have read the Company's statements included under Item 4.01 of its Form 8-K/A dated June 29, 2009, and we agree with such statements contained therein.

Sincerely,

/s/ Moore & Associates, Chartered
Moore & Associates, Chartered

June 29, 2009

6490 West Desert Inn Rd, Las Vegas, NV 89128 (702)253-7511 Fax: (702)253-7501